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Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

June 9, 2020

Re:	Contura Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed March 18, 2020

File No. 001-38735

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Babula and Mr. Rodriguez,

On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company” or “Contura”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”) contained in the Staff’s letter dated May 28, 2020 and as conveyed on a call on June 5, 2020. Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 66

1.   We have read your response to comment 2.  Please reconcile the non-GAAP measure coal margin per ton to a GAAP gross margin that includes depreciation, depletion and amortization.  In this regard, a GAAP coal margin per ton should be used as the starting point of the non-GAAP reconciliation.

Response:	In response to the Staff’s request, the Company will include a reconciliation of the non-GAAP measure coal margin per ton to a GAAP gross margin in future filings for all periods presented.

Office of Energy & Transportation U.S. Securities and Exchange Commission	2

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail

David J. Stetson, Chief Executive Officer, Contura Energy, Inc.

Charles Andrew Eidson, Executive Vice President and Chief Financial Officer, Contura Energy, Inc.

Roger L. Nicholson, Esq., Executive Vice President, General Counsel and Secretary, Contura Energy, Inc.

Jason Whitehead, Executive Vice President and Chief Operating Officer, Contura Energy, Inc.